Exhibit 99.17

Qatar Petroleum International (QPI) and Total seal a strategic partnership in Congo

Paris, May 22, 2013—Qatar Petroleum International (QPI) and Total are pleased to announce the signing of a framework of Agreement whereby QPI will participate in Total E&P Congo through its subscription to a 15% share capital increase of this company. This participation reinforces Qatar’s commitment to invest in Africa and illustrates Congo’s willingness to welcome Qatar as a new partner. Furthermore, thanks to its subscription to the capital of Total E&P Congo, QPI will contribute to the company’s significant investment programme in Congo, specifically the Moho North project.

His Excellency Dr. Mohammed Bin Saleh Al Sada, Minister of Energy and Industry and Chairman of QPI, stated that this agreement is a further milestone in the implementation of QPI’s strategy to develop actively its presence abroad and especially in Africa. He also welcomed the opportunity to reinforce relationships between Qatar and Congo and support Total E&P Congo in its development programme.

Christophe de Margerie, Chairman and CEO of Total, expressed his satisfaction with this agreement which is a new step in the implementation of the MOU for a strategic cooperation in Africa entered between QPI and Total on 25 March 2010. It will further build-on the well-established partnership with QPI and will strengthen Total’s commitment to proceed with the development of the Congolese Petroleum Industry.

H.E. Jean-Jacques Bouya, Minister to the Presidency in charge of development and infrastructures of the Republic of Congo, attending the Doha 13th Forum and mandated by H.E. Denis Sassou-Nguesso, President of the Republic of Congo, expressed his satisfaction with QPI’s partnering with Total in the Republic of Congo which will bring added value to the development of Congo’s petroleum resources. This new partnership is a clear milestone that will open a new era of cooperation between the Republic of Congo and the state of Qatar.

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About Qatar Petroleum International

QPI was established in 2006 as a wholly-owned subsidiary of Qatar Petroleum (“QP”), the state-owned national oil company of the State of Qatar. QPI was established to promote and advance the interest of the State of Qatar in the global energy arena of upstream, downstream, and gas and power.

QPI, as part of Qatar’s global diversification, expansion, and investment, and through its strategic partnership and ventures with major energy players worldwide, is carving a pivotal role as an international energy investor.

QPI has built a reputation in upstream, downstream petrochemicals and gas & power by exploring, discovering and capitalizing on investment opportunities and acquisitions. QPI’s multibillion portfolio of investments are global in scope, including partnerships and joint venture initiatives in Africa, North America (The United States and Canada), Singapore, the United Kingdom, Italy and Vietnam.

For more information on QPI, please visit www.qpi.com

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

Press contacts :

TOTAL :	Vincent GRANIER : +33 (0)1 41.35.90.30 Charles-Etienne LEBATARD : +33 (0)1 47.44.45.91

QPI :	Yousef Fakhroo: +974 44 520 110